UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cache, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

127150308

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No.127150308	Page 2 of 14 Pages

1.	Names of reporting persons. Mill Road Capital, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 415,680 (1)
	8.	Shared voting power 2,203,749 (1)
	9.	Sole dispositive power 415,680 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 415,680 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 3.2%
14.	Type of reporting person (see instructions) PN

(1)	Each of the sole voting power, sole dispositive power and aggregate beneficial ownership reported represents 415,680 shares directly held by Mill Road Capital, L.P. (the “Mill Road Fund”). The shared voting power reported represents 2,203,749 shares directly held by MFP Partners, L.P., a Delaware limited partnership (“MFP”), as of February 5, 2013 that the Mill Road Fund may be deemed to have the shared power to vote (or direct the vote of) as a result of the Voting Agreement (the “Voting Agreement”) dated as of February 5, 2013 by and among Cache, Inc., the Mill Road Fund and MFP and the Investment Agreement (the “Investment Agreement”) dated as of the same date by and among Cache, Inc., the Mill Road Fund, MFP and Jay Margolis. Except to the extent that the Mill Road Fund may be so deemed to have the shared power to vote (or direct the vote of) these 2,203,749 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Mill Road Fund that it is the beneficial owner of such shares for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

13D

CUSIP No.127150308	Page 3 of 14 Pages

1.	Names of reporting persons. Mill Road Capital GP LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 415,680 (1)
	8.	Shared voting power 2,203,749 (1)
	9.	Sole dispositive power 415,680 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 415,680 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 3.2%
14.	Type of reporting person (see instructions) OO

(1)	Each of the sole voting power, sole dispositive power and aggregate beneficial ownership reported represents shares directly held by the Mill Road Fund, of which Mill Road Capital GP LLC (the “Mill Road GP”) is the sole general partner and, as such, has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares. The shared voting power reported represents 2,203,749 shares directly held by MFP as of February 5, 2013 that the Mill Road GP may be deemed to have the shared power to vote (or direct the vote of) as a result of the Voting Agreement and the Investment Agreement. Except to the extent that the Mill Road GP may be so deemed to have the shared power to vote (or direct the vote of) these 2,203,749 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Mill Road GP that it is the beneficial owner of such shares for purposes of Sections 13(d) or 16 of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

13D

CUSIP No.127150308	Page 4 of 14 Pages

1.	Names of reporting persons. Thomas E. Lynch
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,619,429 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 415,680 (1)
11.	Aggregate amount beneficially owned by each reporting person 415,680 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 3.2%
14.	Type of reporting person (see instructions) IN

(1)	The shared voting power reported includes, and each of the shared dispositive power and aggregate beneficial ownership reported represents, 415,680 shares directly held by the Mill Road Fund. Mr. Lynch is a management committee director of the Mill Road GP and has the shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Mill Road GP and the Mill Road Fund. The shared voting power reported also includes 2,203,749 shares directly held by MFP as of February 5, 2013 that Mr. Lynch may be deemed to have the shared power to vote (or direct the vote of) as a result of the Voting Agreement and the Investment Agreement. Except to the extent that Mr. Lynch may be so deemed to have the shared power to vote (or direct the vote of) these 2,203,749 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Lynch that he is the beneficial owner of such shares for purposes of Sections 13(d) or 16 of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

13D

CUSIP No.127150308	Page 5 of 14 Pages

1.	Names of reporting persons. Scott P. Scharfman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,619,429 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 415,680 (1)
11.	Aggregate amount beneficially owned by each reporting person 415,680 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 3.2%
14.	Type of reporting person (see instructions) IN

(1)	The shared voting power reported includes, and each of the shared dispositive power and aggregate beneficial ownership reported represents, 415,680 shares directly held by the Mill Road Fund. Mr. Scharfman is a management committee director of the Mill Road GP and has the shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Mill Road GP and the Mill Road Fund. The shared voting power reported also includes 2,203,749 shares directly held by MFP as of February 5, 2013 that Mr. Scharfman may be deemed to have the shared power to vote (or direct the vote of) as a result of the Voting Agreement and the Investment Agreement. Except to the extent that Mr. Scharfman may be so deemed to have the shared power to vote (or direct the vote of) these 2,203,749 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Scharfman that he is the beneficial owner of such shares for purposes of Sections 13(d) or 16 of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 127150308	Page 6 of 14 Pages

Item 1.	Security and Issuer

This joint statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of Cache, Inc., a Florida corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1440 Broadway, New York, New York 100180.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Mill Road Capital, L.P., a Delaware limited partnership (the “Mill Road Fund”), Mill Road Capital GP LLC, a Delaware limited liability company (the “Mill Road GP”), Thomas E. Lynch and Scott P. Scharfman. Each of the foregoing persons is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.” The Mill Road GP is the sole general partner of the Mill Road Fund. Messrs. Lynch and Scharfman, Charles M. B. Goldman and Justin C. Jacobs are the management committee directors of the Mill Road GP and, in this capacity, are referred to in this Schedule 13D as the “Mill Road Managers.” The Reporting Persons have entered into a Joint Filing Agreement dated February 15, 2013, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information disclosed in this Schedule 13D with respect to any Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information disclosed in this Schedule 13D with respect to any other Reporting Person except to the extent provided by Rule 13d-1(k) promulgated under the Exchange Act.

(b) The business address of each of the Mill Road Managers, and the address of the principal business and the principal office of each of the Mill Road Fund and the Mill Road GP, is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(c) The principal business of the Mill Road Fund is investing in securities. The principal business of the Mill Road GP is acting as the sole general partner of the Mill Road Fund. The present principal occupation or employment of each Mill Road Manager is as a management committee director of each of the Mill Road GP and Mill Road Capital Management LLC, a Delaware limited liability company (the “Mill Road Management Company”), which provides advisory and administrative services to the Mill Road GP and is located at 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(d) None of the Mill Road Fund, the Mill Road GP and the Mill Road Managers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Mill Road Fund, the Mill Road GP and the Mill Road Managers was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

CUSIP No. 127150308	Page 7 of 14 Pages

(f) Each of the Mill Road Fund and the Mill Road GP is organized under the laws of the state of Delaware. Each Mill Road Manager is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Mill Road Fund acquired beneficial ownership of an aggregate of 415,680 shares of Common Stock for $1,998,731.92 using working capital from the Mill Road Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Mill Road Fund with a broker on customary terms and conditions.

On February 5, 2013, the Mill Road Fund entered into (i) the Voting Agreement (the “Voting Agreement”) with the Issuer and MFP Partners, L.P., a Delaware limited partnership (“MFP”), which is attached hereto as Exhibit 4, and (ii) the Investment Agreement (the “Investment Agreement”) with the Issuer, MFP and Jay Margolis, who was appointed as the Issuer’s Chairman and Chief Executive Officer on that date (“Margolis” and, together with the Mill Road Fund and MFP, the “Investors”), which is attached hereto as Exhibit 5. These agreements are described in Item 4 of this Schedule 13D. As described in Item 5 of this Schedule 13D, as a result of the Voting Agreement and the Investment Agreement, the Reporting Persons may be deemed to have acquired the shared power to vote (or direct the vote of) 2,203,749 shares of Common Stock directly held by MFP as of February 5, 2013. No Reporting Person paid any cash consideration in connection with the execution and delivery of the Voting Agreement, and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction

The Reporting Persons acquired shares of the Common Stock based on their belief that the Common Stock represents an attractive investment opportunity, and such purchases have been made in the Reporting Persons’ ordinary course of business.

On February 5, 2013, the Issuer announced its intention to conduct a rights offering, subject to shareholder approval among other conditions. The terms of this offering are set forth in the Investment Agreement. The following summary of certain terms of the Investment Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement, which is attached hereto as Exhibit 5 and incorporated by reference into this Item 4. In the rights offering, the Issuer will distribute, at no charge, transferrable rights to each holder of record of shares of Common Stock as of the offering’s record date, at a ratio of approximately .374 rights per share of Common Stock held. Each full right will entitle the holder to purchase one share of Common Stock at a purchase price of $1.65 per share. The full exercise of all rights would result in the issuance by the Issuer of approximately 4,848,484 shares of Common Stock in exchange for gross proceeds of $8.0 million. If the rights offering is not fully subscribed, any holder who exercises all of the holder’s basic rights will have an over-subscription right to purchase up to the same number of shares of Common Stock, as more fully described in the Investment Agreement. The rights will be exercisable for a period of at least 30 days after issuance, and the closing of the purchases made pursuant to the exercise of rights will occur on the fourth business day after the

CUSIP No. 127150308	Page 8 of 14 Pages

end of this exercise period. At this closing, both the rights and the shares issuable upon exercise of the rights will be the subject of an effective registration statement filed with the Securities Exchange Commission or “SEC.” The Issuer will use reasonable best efforts to have these rights listed on the NASDAQ Global Select Market.

In order to facilitate this rights offering, on February 5, 2013, the Issuer and the Investors entered into the Investment Agreement. Under the Investment Agreement, the Investors agreed to make certain additional purchases of shares of Common Stock directly from the Issuer in support of the rights offering. All of these additional purchases will be made at a price of $1.65 per share in a private placement closing concurrently with the closing of the rights offering, and the Investors may arrange for any such purchases to be made by one of their respective affiliates. Neither the Mill Road Fund nor MFP is required to exercise any rights received by it in the rights offering as a condition to its obligation to make these private placement purchases from the Issuer, and the rights received by the Mill Road Fund and MFP in the rights offering will be transferrable on the same basis as the other rights issued in the rights offering. The amount of these private placement purchases from the Issuer to be made under the Investment Agreement by the Investors shall be determined as follows. Under the Investment Agreement, each of the Mill Road Fund and MFP agreed to purchase a number of shares of Common Stock equal to the amount purchasable under the Investor’s basic subscription right in the rights offering. If the rights offering is not fully subscribed, the Investment Agreement provides that the Mill Road Fund, Margolis, and MFP, in that order and as necessary, will make “backstop purchases” of additional shares of Common Stock so that the gross proceeds to be received by the Issuer pursuant to the rights offering and the additional purchases made by the Investors under the Investment Agreement is $8.0 million. The amount of these backstop purchases is further limited by the Investment Agreement so that the total purchase price of the additional purchases made by the Investors under the Investment Agreement does not exceed $3.5 million for the Mill Road Fund, $1.0 million for Margolis, and $3.5 million for MFP. Finally, if the total purchase price of the additional purchases made under the Investment Agreement by the Mill Road Fund is less than $3.5 million, or by Margolis is less than $1.0 million, then the Mill Road Fund or Margolis, as necessary, will purchase additional shares of Common Stock until both of these respective total purchase price levels have been achieved.

The Investment Agreement requires the Issuer to file a registration statement with the SEC registering the resale by the Investors and their respective affiliates of any shares of Common Stock purchased by them pursuant to the Investment Agreement. In addition, at the closing of the rights offering, the Investment Agreement provides that the Issuer, the Mill Road Fund and MFP will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) whereby the Issuer will agree to register with the SEC all of the shares of Common Stock held by the Mill Road Fund and MFP, subject to such agreement’s terms and conditions. This Registration Rights Agreement will be in the form attached hereto as Exhibit 6, which is incorporated by reference into this Item 4.

CUSIP No. 127150308	Page 9 of 14 Pages

Under the Investment Agreement, Mill Road and MFP have each agreed to vote (or cause to be voted) all of the shares of Common Stock they respectively hold as of the record date of the rights offering in favor of the issuances of the shares of Common Stock in the rights offering and in the additional Investor purchases made under the Investor Agreement.

The obligations of the Issuer and the Investors to consummate the transactions contemplated by the Investment Agreement, including the rights offering and the additional Investor purchases described above, are subject to a number of conditions set forth in the Investment Agreement, including, without limitation, the approval by the Issuer’s shareholders of the issuance of shares in the rights offering and under the Investment Agreement, the effectiveness of the registration statement covering the rights offering and the shares issuable upon exercise of the offering’s rights, and the absence of any changes or events that, individually or in the aggregate, would reasonably be expected to result in a material adverse effect to the Issuer (as more fully described in the Investment Agreement). The Investment Agreement may be terminated (i) with the mutual consent of the Issuer, the Mill Road Fund and MFP, (ii) with respect to any Investor, if the transactions completed by the Investment Agreement have not closed by July 4, 2013, and (iii) in other circumstances described in the Investment Agreement.

In connection with the Investment Agreement, on February 5, 2013, the Issuer, the Mill Road Fund and MFP entered into the Voting Agreement. The following summary of certain terms of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit 4 and incorporated by reference into this Item 4.

Under the Voting Agreement, the Mill Road Fund, MFP and the Issuer agreed that:

(i) each of Michael F. Price, who is the managing partner of MFP and the managing member and controlling person of MFP’s sole general partner, and an individual designated by the Mill Road Fund (in consultation with MFP) will be appointed to serve as directors of the Issuer; each of these appointments will occur on the day prior to the special meeting of the Issuer’s shareholders called to approve the rights offering and the other transactions contemplated by the Investment Agreement or on such later date as determined by Mr. Price or the Mill Road Fund, respectively;

(ii) two individuals designated by MFP (one of whom will be designated by MFP in consultation with Mill Road) and one individual designated by the Mill Road Fund will be nominated for election to the Issuer’s board of directors at the 2013 annual meeting of the Issuer’s shareholders, and, at this meeting, each of the Mill Road Fund and MFP will vote (or cause to be voted) their respective shares of Common Stock in favor of the election of these individuals to the Issuer’s board of directors, subject to the terms and conditions of the Voting Agreement;

(iii) the size of the Issuer’s board of directors shall be five;

CUSIP No. 127150308	Page 10 of 14 Pages

(iv) each committee of the Issuer’s board of directors will include one director designated by the Mill Road Fund and one director designated by MFP, as permitted by applicable law, and to the extent not so permitted, one director designated by the Mill Road Fund and/or one director designated by MFP, as applicable, will have the right to attend the meetings of any such committee in a non-voting observer capacity, as permitted by applicable law;

(v) until the closing of the rights offering, at least one individual designated by each of the Mill Road Fund and MFP will be entitled to attend each meeting of the Issuer’s board of directors and any committee thereof in a non-voting observer capacity, as permitted by applicable law.

The Voting Agreement terminates (i) immediately after the 2013 annual meeting of the Issuer’s shareholders, (ii) upon the mutual agreement of the Mill Road Fund and MFP, or (iii) but only with respect to the Mill Road Fund or MFP, as applicable, if such Investor holds less than 300,000 shares of Common Stock prior to the closing of the rights offering and the other transactions contemplated by the Investment Agreement or 750,000 shares of Common Stock following this closing.

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Persons, or cease buying or selling such securities; any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons intend to continuously review their options but do not have at this time any specific plans that would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term

CUSIP No. 127150308	Page 11 of 14 Pages

of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) the Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The percentages of beneficial ownership reported for the Reporting Persons in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 12,950,810 shares of Common Stock issued and outstanding as of February 1, 2013, as represented to by the Issuer in the Investment Agreement. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of February 15, 2013, unless otherwise indicated.

(a, b) The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this paragraph. The Mill Road Fund directly holds, and thus has sole voting power and dispositive power over, 415,680 shares of Common Stock. The Mill Road GP, as sole general partner of the Mill Road Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock, and each of Messrs. Lynch and Scharfman has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of the Mill Road GP and the Mill Road Fund. Messrs. Goldman and Jacobs do not have beneficial ownership of any shares of Common Stock.

As a result of the Voting Agreement and the Investment Agreement, each of the Reporting Persons may be deemed to have the shared power to vote (or direct the vote of) the 2,203,749 shares of Common Stock directly held by MFP as of February 5, 2013. Except to the extent that any Reporting Person may be so deemed to have the shared power to vote (or direct the vote of) of these 2,203,749 shares of Common Stock, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that such Reporting Person is the beneficial owner of such shares of Common Stock for purposes of Sections 13(d) or 16 of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Accordingly, each of the Reporting Persons beneficially own an aggregate of 415,680 shares of Common Stock, or approximately 3.2% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 415,680 shares of Common Stock, or approximately 3.2% of the outstanding shares of Common Stock.

In addition, if the Reporting Persons are deemed to have the shared power to vote (or direct the vote of) the 2,203,749 shares of Common Stock directly held by MFP as of February 5, 2013, each of the Reporting Persons would be deemed to beneficially own an additional

CUSIP No. 127150308	Page 12 of 14 Pages

2,203,749 shares of Common Stock, or approximately an additional 17.0% of the outstanding shares of Common Stock, and the Reporting Persons would beneficially own, in the aggregate, an additional 2,203,749 shares of Common Stock, or approximately an additional 17.0% of the outstanding shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that such Reporting Person is the beneficial owner of any such additional shares of Common Stock for purposes of Sections 13(d) or 16 of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as disclosed herein with respect to the Voting Agreement and the Investment Agreement, no Reporting Person effected any transaction in the shares of Common Stock from December 17, 2012 (the day 60 days prior to the filing of this Schedule 13D) to February 15, 2013.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 5, 2013, the Mill Road Fund entered into the Voting Agreement and the Investment Agreement and, upon the closing of the rights offering described in Item 4, the Mill Road Fund will enter into the Registration Rights Agreement. Each of these agreements is described in Item 4, the entirety of which is incorporated by reference into this Item 5.

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Mill Road Capital, L.P., Mill Road Capital GP LLC, Thomas E. Lynch and Scott P. Scharfman dated as of February 15, 2013

Exhibit 2	Confirming Statement of Thomas E. Lynch dated February 15, 2013

Exhibit 3	Confirming Statement of Scott P. Scharfman dated February 15, 2013

Exhibit 4	The Voting Agreement dated as of February 5, 2013 by and among Cache, Inc., Mill Road Capital, L.P. and MFP Partners, L.P. (incorporated by reference to Exhibit 10.2 attached to the current report on Form 8-K filed by Cache, Inc. on February 8, 2013)

CUSIP No. 127150308	Page 13 of 14 Pages

Exhibit 5	The Investment Agreement dated as of February 5, 2013 by and among Cache, Inc., Mill Road Capital, L.P., MFP Partners, L.P. and Jay Margolis (incorporated by reference to Exhibit 10.1 attached to the current report on Form 8-K filed by Cache, Inc. on February 8, 2013)

Exhibit 6	Form of Registration Rights Agreement to be by and among Cache, Inc., Mill Road Capital, L.P. and MFP Partners, L.P. (incorporated by reference to Exhibit A to Exhibit 10.1 attached to the current report on Form 8-K filed by Cache, Inc. on February 8, 2013)

[signature pages follow]

CUSIP No. 127150308	Page 14 of 14 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	February 15, 2013

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its general partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

MILL ROAD CAPITAL GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

THOMAS E. LYNCH

/s/ Thomas E. Lynch

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman